Prospectus Supplement	Filed pursuant to Rule 424(b)(5)
To Prospectus dated July 3, 2003	Registration No. 333-106445

1,000,000 Shares

Common Shares

We are offering 1,000,000 of our common shares. Our common shares are traded on the Nasdaq National Market under the symbol “CARS.” The last reported sale price on March 29, 2004 was $35.38 per share.

	Per share	Total

Public offering price	$35.15	$35,150,000

Underwriting discounts and commissions	$0.10	$100,000

Proceeds to us, before expenses	$35.05	$35,050,000

Investing in our common shares involves risks. See “Risk Factors” on page S-1 of this prospectus supplement.

The underwriter expects to deliver the common shares to investors on or about April 2, 2004.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

JPMorgan

March 29, 2004

You should rely only on the information contained in this prospectus supplement or the accompanying prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus supplement or the accompanying prospectus. We are offering to sell, and seeking offers to buy, common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of their respective dates or the dates that are specified in those documents, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of our common shares.

Prospectus

About this prospectus	2
Risk factors	3
Capital Automotive REIT	14
Use of proceeds	14
Description of shares of beneficial interest	15
Description of debt securities	26
Federal income tax consequences	40
Plan of distribution	57
Legal matters	59
Experts	59
Where you can find more information	60

i

About this prospectus supplement

References to “we,” “us” or “our” refer to Capital Automotive REIT or, if the context requires, Capital Automotive L.P., which we refer to as the “Partnership,” and our business and operations conducted through the Partnership and/or directly or indirectly owned subsidiaries. References to the “REIT” refer solely to Capital Automotive REIT. The term “you” refers to a prospective investor. We are the sole general partner of the Partnership, and as of December 31, 2003, owned approximately 80.7% of the common units of limited partnership interest in the Partnership, which we refer to as Units, as well as 100% of the Series A preferred units of limited partnership interest in the Partnership. Units of the Partnership held by limited partners (other than us) are redeemable, at the option of the holder, for cash, or we may assume the redemption obligations of the Partnership and acquire the Units in exchange for our common shares on a one-for-one basis.

In this prospectus supplement, we use the term “dealerships” to refer to franchised automobile dealerships and motor vehicle service, repair or parts businesses, used vehicle businesses and other related businesses, which are the types of businesses that are operated on our properties. We also use the terms “dealer group,” “tenant” or “operators of dealerships” to refer to the persons and companies that lease our properties.

Risk factors

Our prospectus supplement and the accompanying prospectus, including our documents incorporated by reference, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Also, documents that we subsequently file with the Securities and Exchange Commission, or the SEC, and that are incorporated into this prospectus supplement and the accompanying prospectus by reference will contain forward-looking statements. When we refer to forward-looking statements or information, sometimes we use words such as “may,” “will,” “could,” “should,” “plans,” “intends,” “expects,” “believes,” “estimates,” “anticipates” and “continues.” In particular, the risk factors included or incorporated by reference in this prospectus supplement and accompanying prospectus describe forward-looking information. The risk factors are not all-inclusive, particularly with respect to possible future events. Other parts of, or documents incorporated by reference into, our prospectus supplement and accompanying prospectus may also include forward-looking information. Many things can happen that can cause our actual results to be different than those described. These factors include, but are not limited to:

•	risks that our tenants will not pay rent;

•	risks related to our reliance on a small number of tenants for a significant portion of our revenue;

•	risks of financing, such as increases in interest rates, our ability to meet existing financial covenants and to consummate planned and additional financings on terms that are acceptable to us;

•	risks that our growth will be limited if we cannot obtain additional capital;

•	risks that planned and additional acquisitions may not be consummated;

•	risks that competition for acquisitions could result in increased acquisition prices and costs;

•	risks relating to the automotive industry, such as the ability of our tenants to compete effectively in the automotive retail industry and the ability of our tenants to perform their lease obligations as a result of changes in any manufacturer’s production, supply, vehicle financing, incentives, warranty programs, marketing or other practices, or adverse changes in the economy generally;

•	risks generally incident to the ownership of real property, including adverse changes in economic conditions, changes in the investment climate for real estate, increases in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies and the relative illiquidity of real estate;

•	environmental and other risks associated with the acquisition and leasing of automotive properties; and

•	risks associated with our status as a real estate investment trust, commonly referred to as a REIT, for federal income tax purposes, such as the existence of complex regulations relating to our status as a REIT, the effect of future changes in REIT requirements as a result of new legislation and the adverse consequences of the failure to qualify as a REIT.

Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements or those incorporated into this prospectus supplement and the accompanying prospectus from our Current Report on Form 8-K/A filed on March 12, 2004. We also make no promise to update any of the forward-looking statements. You should carefully review the risks and the risk factors incorporated by reference into this prospectus supplement and the accompanying prospectus, as well as the other information in this prospectus supplement and the accompanying prospectus before buying our common shares.

Summary

This summary may not contain all of the information that is important to you. You should carefully read the entire prospectus supplement and the accompanying prospectus, especially the “Risk Factors” section on page S-1 of this prospectus supplement and the “Where You Can Find More Information” section on page S-7 of this prospectus supplement, as well as the documents incorporated by reference in this prospectus supplement and in the accompanying prospectus, before making an investment decision.

Our Company

We are a self-administered and self-managed real estate company operating as a REIT for federal income tax purposes. Our executive officers are Thomas D. Eckert, President and Chief Executive Officer; David S. Kay, Senior Vice President, Chief Financial Officer and Treasurer; Jay M. Ferriero, Senior Vice President and Director of Acquisitions; John M. Weaver, Senior Vice President, Secretary and General Counsel; and Lisa M. Clements, Vice President and Chief Accounting Officer.

Our primary business strategy is to purchase real estate (land, buildings and other improvements), which we simultaneously lease to operators of franchised automobile dealerships and motor vehicle service, repair or parts businesses, used vehicle businesses and other related businesses under long-term, triple-net leases. Triple-net leases typically require the tenant to pay all operating expenses of a property, including, but not limited to, all real estate taxes, assessments and other government charges, insurance, utilities, repairs and maintenance. We focus on leasing properties to dealer groups that have a long history of operating multi-site, multi-franchised dealerships, generally targeting the largest dealer groups in terms of revenues in the largest metropolitan areas in the U.S. in terms of population. In addition, we provide facility improvement and expansion funding, construction financing and takeout commitments in certain circumstances. We believe that we are the only publicly-traded real estate company exclusively pursuing this strategy. The objective of our strategy is to provide long-term, predictable, stable cash flow for our shareholders.

As of December 31, 2003, we had invested more than $1.9 billion in 331 properties located in 30 states, consisting of approximately 2,323 acres of land and containing approximately 13.6 million square feet of buildings and improvements. Our tenants operate 445 motor vehicle franchises on our properties, representing approximately 43 brands of motor vehicles, which include all of the top selling brands in the U.S.

Our principal executive offices are located at 8270 Greensboro Drive, Suite 950, McLean, Virginia 22102 and our telephone number is (703) 288-3075. Our website address is www.capitalautomotive.com. The information contained on our website is not a part of this prospectus supplement or the accompanying prospectus. We make available free of charge on our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports as soon as reasonably practicable after electronically filed with or furnished to the SEC.

Recent Developments

February Common Share Offering. On February 9, 2004, we issued 1,825,000 common shares at $35.40 per share. We received net proceeds of approximately $61.5 million from the offering, which we used to fund acquisitions, to repay borrowings under our short-term credit facilities and for general corporate purposes.

March Notes Offering. On March 18, 2004, the REIT priced a public offering of $125.0 million of unsecured monthly income notes at par. Interest on the 6.75% notes is payable monthly. The notes have a 15-year term and are redeemable by the REIT after five years. The notes will be issued in minimum denominations of $25.00 and integral multiples thereof. The notes are expected to be listed on the American Stock Exchange (AMEX) under the symbol “CJM” and trading on AMEX is expected to commence no later than May 15, 2004. The REIT also has granted the underwriters an over-allotment option to purchase up to an additional $18,750,000 of notes. All of the notes are being sold by the REIT. The offering is expected to close on April 15, 2004. In addition, we have entered into an interest rate swap arrangement with a third party to cause the interest rate on $100.0 million of the notes effectively to be at a floating rate of the three-month LIBOR plus 162.4 basis points, rather than the fixed rate of 6.75%. We have structured the swap arrangement so that it may be documented as a fair value hedge and designated as highly effective at inception.

The offering

Issuer	Capital Automotive REIT

Securities offered	1,000,000 common shares

Shares to be outstanding after this offering	43,948,067(1)

Use of proceeds	We intend to use the net proceeds from the offering to repay borrowings under one of our short-term credit facilities, fund future acquisitions and to repay certain outstanding mortgage debt.

Risk factors	See the “Risk Factors” section on page S-1 and other information contained or incorporated by reference into this prospectus supplement for a discussion of factors you should carefully consider before deciding to invest in our common shares.

Nasdaq National Market symbol	“CARS”

(1)	Based on 35,187,392 common shares and 7,760,675 Units outstanding as of March 29, 2004. Excludes common shares issuable upon the exercise of outstanding options or that may be issuable upon the payment of phantom shares under our equity incentive plan.

Use of proceeds

The net proceeds from the sale of common shares in this offering, after deducting the discounts and commissions to the underwriter and other estimated expenses of this offering payable by us, are estimated to be approximately $35.0 million. We intend to use the net proceeds to repay borrowings under one of our short-term credit facilities, fund future acquisitions, including improvement and construction fundings, and to repay a portion of approximately $163.3 million of variable rate mortgage debt outstanding as of December 31, 2003, the substantial majority of which we intend will be repaid with the net proceeds of our $125.0 million notes offering described under “Summary — Recent Developments — March Notes Offering.”

As of March 29, 2004, the borrowings to be repaid under the short-term credit facility to be repaid bear interest at the 30-day LIBOR plus 310 basis points. The mortgage debt to be repaid bears interest at variable rates ranging from 200 to 227 basis points above the A1/P1 Commercial Paper Rate or 30-day LIBOR and has maturity dates ranging from December 22, 2009 to September 29, 2011. As of December 31, 2003, the weighted average interest rate of the mortgage debt to be repaid was 3.4% and the weighted average maturity was 7.6 years.

Additional federal income tax consequences

The following is a summary of some additional tax considerations with respect to the ownership of our common shares.

Taxation of Capital Automotive. In the opinion of our tax counsel, Shaw Pittman LLP, (i) we qualified as a REIT under Sections 856 through 859 of the Internal Revenue Code of 1986, as amended, which we refer to as the “Code,” with respect to our taxable years ended through December 31, 2003; and (ii) we are organized in conformity with the requirements for qualification as a REIT under the Code and our current method of operation will enable us to meet the requirements for qualifications as a REIT for the current taxable year and for future taxable years, provided that we have operated and continue to operate in accordance with various assumptions and factual representations made by us concerning our business, properties and operations. We may not, however, have met or continue to meet such requirements. You should be aware that opinions of counsel are not binding on the IRS or any court. Our qualification as a REIT depends on our ability to meet, on a continuing basis, certain qualification tests set forth in the federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that fall within certain categories, the diversity of the ownership of our shares, and the percentage of our earnings that we distribute. We describe the REIT qualification tests in more detail in the accompanying prospectus under “Federal Income Tax Consequences — Requirements for REIT Qualification.” Shaw Pittman LLP will not monitor our compliance with the requirements for REIT qualification on an ongoing basis. Accordingly, no assurance can be given that our actual operating results will satisfy the qualification tests.

Tax Penalty for Failure to Satisfy Income Tests. The Tax Relief Extension Act of 1999 made certain changes to the Code. As a result, if we fail to satisfy the 75% gross income test or the 95% gross income test (as described in the accompanying prospectus under “Federal Income Tax Consequences — Requirements for REIT Qualification — Income Tests”), and nonetheless continue to qualify as a REIT because we meet certain other requirements, we will pay a 100% tax on the greater of (i) the amount by which 90% of our gross income (excluding gross income from prohibited transactions) exceeds our qualifying income under the 95% gross income test, or (ii) the amount by which 75% of our gross income (excluding gross income from prohibited transactions) exceeds our qualifying income under the 75% gross income test, multiplied, in either case, by a fraction intended to reflect our profitability.

Dividends and Other Distributions. For a discussion regarding the federal income taxation of dividends and other distributions with respect to shares of our capital stock, see “Federal Income Tax Consequences — Taxation of Taxable U.S. Shareholders” in the accompanying prospectus. In determining the extent to which a distribution on the common shares constitutes a dividend for federal income tax purposes, our earnings and profits will be allocated first to distributions with respect to our preferred shares and then to distributions with respect to our common shares. If, for any taxable year, we elect to designate as capital gain dividends any portion of the distributions paid for the year to our shareholders, the portion of the amount so designated (not in excess of our net capital gain for the year) that will be allocable to the holders of the common shares will be the amount so designated, multiplied by a fraction, the numerator of which will be the total dividends (within the meaning of the Code) paid to the holders of the common shares for the year and the denominator of which will be the total dividends paid to the holders of all classes of our shares for the year.

Taxation of U.S. Shareholders on the Sale or Exchange of the Common Shares. In general, a U.S. shareholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of the common shares as long-term capital gain or loss if the U.S. shareholder has held the common shares for more than one year and otherwise as short-term capital gain or loss. However, a U.S. shareholder must treat any loss upon a sale or exchange of the common shares held by such shareholder for six months or less (after applying certain holding period rules) as a long-term capital loss to the extent of capital gain dividends and other distributions from us that such U.S. shareholder treats as long-term capital gain. All or a portion of any loss a U.S. shareholder realizes upon a taxable disposition of the common shares may be disallowed if the U.S. shareholder purchases additional common shares within 30 days before or after the disposition.

Underwriting

Subject to the terms and conditions set forth in an underwriting agreement dated as of the date of this prospectus supplement, J.P. Morgan Securities Inc. (“JPMorgan”) has agreed to purchase from us the number of common shares shown opposite its name below:

Name	Number of shares

J.P. Morgan Securities Inc.	1,000,000

JPMorgan is offering the shares subject to its acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of JPMorgan to pay for and accept delivery of the shares offered by this prospectus supplement are subject to the approval of certain legal matters by its counsel and to certain other conditions. JPMorgan is obligated to take and pay for all of the shares offered by this prospectus supplement if any such shares are purchased.

The following table shows the per share and total underwriting discounts and commissions we will pay to JPMorgan.

Underwriting discounts and commissions

Per share	$0.10
Total	$100,000

We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $50,000. JPMorgan initially proposes to offer the shares to the public at the offering price described on the cover page of this prospectus supplement. After the initial offering of the shares, JPMorgan may from time to time vary the offering price and other selling terms.

We have agreed that, for a period of 15 days after the date of this prospectus supplement, we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any common shares or securities convertible into or exchangeable or exercisable for any common shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of JPMorgan, except for issuances (i) pursuant to our existing dividend reinvestment, stock purchase and other benefit plans, (ii) upon the exercise of options, (iii) upon the redemption of Units, or (iv) in connection with acquisitions, joint ventures and similar arrangements, as long as the recipients of those shares or Units agree not to sell or transfer those shares or Units without the prior written consent of JPMorgan for a period of 15 days after the date of this prospectus supplement. In addition, we may file registration statements with the SEC registering for resale common shares to be issued to unitholders upon redemption of Units in accordance with our customary practices.

Our executive officers and certain of our trustees have agreed that, subject to certain exceptions, they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any common shares, Units, or securities convertible into or exchangeable or exercisable for any common shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common shares, whether any of these transactions are to be settled by delivery of our common shares or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of JPMorgan, for a period of 15 days after the date of this prospectus supplement.

We have agreed to indemnify JPMorgan against certain liabilities, including liabilities under the Securities Act, and to contribute to payments JPMorgan may be required to make in respect of these liabilities.

In order to facilitate the offering of the common shares, JPMorgan may engage in transactions that stabilize, maintain or otherwise affect the price of the common shares. Specifically, JPMorgan may sell more shares than it is obligated to purchase under the underwriting agreement, creating a short position. JPMorgan must close out any short position by purchasing shares in the open market. As an additional means of facilitating the offering, JPMorgan may bid for, and purchase, shares in the open market to stabilize the price of the common shares. These activities may raise or maintain the market price of the common shares above independent market levels or prevent or retard a decline in the market price of the common shares. JPMorgan is not required to engage in these activities and may end any of these activities at any time.

The underwriter or its affiliates have from time to time provided investment banking, financial advisory and lending services to us and our affiliates in the ordinary course of business for which they have received customary fees, and they may continue to do so.

Legal matters

The validity of the common shares offered by this prospectus supplement will be passed upon for us by Shaw Pittman LLP, a limited liability partnership including professional corporations. In addition, the description of federal income tax consequences contained in this prospectus supplement under “Additional Federal Income Tax Consequences” and in the accompanying prospectus under “Federal Income Tax Consequences” is, to the extent that it constitutes matters of law, summaries of legal matters or legal conclusions, based upon the opinion of Shaw Pittman LLP. Certain legal matters relating to the securities will be passed upon for J.P. Morgan Securities Inc. by Hunton & Williams LLP.

Experts

Pursuant to the Securities Act and the rules promulgated thereunder, we are required to, and have incorporated into this registration statement our Annual Report on Form 10-K for the year ended December 31, 2003. Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule contained in the 2003 Form 10-K are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Where you can find more information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room at:

Public Reference Section

Securities and Exchange Commission
Room 1200
450 Fifth Street, N.W.
Washington, D.C. 20549

Please call the SEC at (800) SEC-0330 for further information on the operating rules and procedures for the public reference room.

The SEC allows us to “incorporate by reference” the information we file with them, which means we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of our prospectus, and all information that we will later file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below as well as any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act (Exchange Act File No. 000-23733) after the date of this prospectus supplement.

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003

•	Our Current Report on Form 8-K/A dated February 12, 1999 and filed with the SEC on March 12, 2004

•	Our Current Report on Form 8-K dated March 18, 2004 and filed with the SEC on March 22, 2004

Copies of these filings are available at no cost on our website, www.capitalautomotive.com. Amendments to these filings will be posted to our website as soon as reasonably practicable after filing with the SEC. In addition, you may request a copy of these filings and any amendments thereto at no cost, by writing or telephoning us. Those copies will not include exhibits to those documents unless the exhibits are specifically incorporated by reference in the documents or unless you specifically request them. You may also request copies of any exhibits to the registration statement. Please direct your request to:

Ms. Lisa M. Clements

Capital Automotive REIT
8270 Greensboro Drive
Suite 950
McLean, Virginia 22102
(703) 288-3075

Our prospectus supplement and the accompanying prospectus do not contain all of the information included in the registration statement. We have omitted certain parts of the registration statement in accordance with the rules and regulations of the SEC. For further information, we refer you to the registration statement, including its exhibits and schedules. Statements contained in our prospectus supplement and the accompanying prospectus about the provisions or contents of any contract, agreement or any other document referred to are not necessarily complete. Please refer to the actual exhibit for a more complete description of the matters involved. You may get copies of the exhibits by contacting the person named above.

1,000,000 Shares

Common Shares

Prospectus Supplement

JPMorgan

March 29, 2004

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